Coal & Allied Industries Limited proposed divestment: publication of shareholder circulars and notices of general meetings

19 May 2017

Further to the announcement made on 24 January 2017, general meetings of Rio Tinto plc and Rio Tinto Limited are being convened for the purpose of approving the divestment of Coal & Allied Industries Limited to Yancoal Australia Limited (the "Transaction").

Approval of the Transaction by Rio Tinto shareholders will be sought by means of an ordinary resolution to be voted on under the joint electorate procedure.

The general meeting of Rio Tinto plc will be held at 11.00 a.m. (London Time) on 27 June 2017, at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, United Kingdom.

The general meeting of Rio Tinto Limited will be held at 11.00 a.m. (Australian Eastern Standard Time) on 29 June 2017, at the Grand Ballroom, The Westin Sydney, 1 Martin Place, Sydney, New South Wales, Australia.

Circulars containing further information on the Transaction and a notice of general meeting will be posted to shareholders of Rio Tinto plc and Rio Tinto Limited shortly. The circulars can be viewed on Rio Tinto's website (riotinto.com) and are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the Rio Tinto plc registered office at 6 St James's Square, London, SW1Y 4AD, United Kingdom and at the Rio Tinto Limited registered office at Level 33, 120 Collins Street, Melbourne, Victoria 3000, Australia.

The circular being posted to Rio Tinto plc shareholders has also been submitted to the National Storage Mechanism and will shortly be available for viewing at: morningstar.co.uk/uk/NSM. The circular being posted to Rio Tinto Limited shareholders will also shortly be available for viewing on the Australian Securities Exchange website at: asx.com.au.

The result of the vote to approve the Transaction under the joint electorate procedure will be determined when the relevant polls are closed at the end of the general meeting of Rio Tinto Limited on 29 June 2017. The overall results will be announced to the relevant stock exchanges and posted on Rio Tinto's website shortly after the end of that meeting.

Important notice

The release, publication or distribution of this announcement in certain jurisdictions other than the United Kingdom and Australia may be restricted by laws of those jurisdictions and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe any such restrictions.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

Contacts

 media.enquiries@riotinto.com

 riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom	Media Relations, Australia
Illtud Harri	Ben Mitchell
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David Luff
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Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

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No. 719885	ABN 96 004 458 404